================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                   For the Fiscal Year Ended December 31, 1997


                                       OR


        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                          Commission File Number 1-7067


                     UNITED COMPANIES FINANCIAL CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                            (Full title of the Plan)


                                 4041 ESSEN LANE
                          BATON ROUGE, LOUISIANA 70809
                              (Address of the Plan)


                     UNITED COMPANIES FINANCIAL CORPORATION
                                (Name of Issuer)



================================================================================

                                TABLE OF CONTENTS

                                                                                                Page Number
                                                                                                -----------
(a)   Financial Statements and Supplemental Schedules:

         Independent Auditors' Report                                                               2
         Statement of Net Assets Available for Benefits with
                  Supplemental Fund Information - December 31, 1997                                 3
         Statement of Net Assets Available for Benefits with
                  Supplemental Fund Information - December 31, 1996                                 4
         Statement of Changes in Net Assets Available for Benefits with
                  Supplemental Fund Information - for the year ended
                  December 31, 1997                                                                 5
         Statement of Changes in Net Assets Available for Benefits with
                  Supplemental Fund Information - for the year ended
                  December 31, 1996                                                                 6
         Statement of Changes in Net Assets Available for Benefits with
                  Supplemental Fund Information - for the year ended
                  December 31, 1995                                                                 7
         Notes to Financial Statements                                                              8
         Item 27a - Schedule of Assets Held for Investment Purposes -
                  December 31, 1997                                                                11
         Item 27b - Schedule of Loans or Fixed Income Obligations -
                  December 31, 1997                                                                12
         Item 27d - Schedule of Reportable Transactions - for the year
                  ended December 31, 1997                                                          13
         Signature                                                                                 14
(b)   Exhibits:

         Index to Exhibits                                                                         15

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
United Companies Financial Corporation
Employees' Savings Plan
Baton Rouge, Louisiana

We have audited the accompanying statements of net assets available for benefits of United Companies Financial Corporation Employees' Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP

Baton Rouge, Louisiana
June 22, 1998

                     UNITED COMPANIES FINANCIAL CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                        STATEMENT OF NET ASSETS AVAILABLE
                 FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                                December 31, 1997

                                                                     SUPPLEMENTAL FUND INFORMATION
                                                   ---------------------------------------------------------------------------
                                                                     Tower                                           Stock
                                                      UCFC          Capital      Government      Guaranteed         Emphasis
                                                      Stock       Appreciation   Securities       Interest          Balanced
                                      Combined        Fund            Fund        Account          Account          Account
                                    ------------   -----------   -------------   -----------     ------------    -------------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................ $  9,566,312   $ 9,566,312
   Equity Mutual Fund..............    1,048,450                 $   1,048,450
   Investment in The Principal
       General Fund Account........      608,485                                                 $    608,485
   Investment in The Principal
       Pooled Separate Accounts....    4,799,755                                 $   180,372                     $ 1,098,704
   Participant loans...............      530,036
                                    ------------   -----------   -------------   -----------     ------------    -----------
       Total investments...........   16,553,038     9,566,312       1,048,450       180,372          608,485      1,098,704
Contributions receivable...........      389,014       314,193           8,318                          5,934          9,196
Dividends and interest receivable..       48,650        48,650
Other receivables..................        7,614
                                    ------------   -----------   -------------   -----------     ------------    -----------
       Total assets................   16,998,316     9,929,155       1,056,768       180,372          614,419      1,107,900
                                    ------------   -----------   -------------   -----------     ------------    -----------

Net assets available for benefits.. $ 16,998,316   $ 9,929,155   $   1,056,768   $   180,372     $    614,419    $ 1,107,900
                                    ============   ===========   =============   ===========     ============    ===========


                                                                     SUPPLEMENTAL FUND INFORMATION
                                    ----------------------------------------------------------------------------------------------
                                        Medium                                   Small
                                       Company       Stock       Money-         Company    Internat'l        Real
                                        Blend      Index 500     market          Value       Stock          Estate        Loan
                                       Account      Account      Account        Account     Account        Account        Fund
                                    ------------  -----------   -----------  ------------  -----------   -----------  ------------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................
   Equity Mutual Fund..............
   Investment in The Principal
       General Fund Account........
   Investment in The Principal
       Pooled Separate Accounts.... $  1,594,072  $ 1,412,914   $   375,865  $     57,311  $    71,901   $     8,616
   Participant loans...............                                                                                   $    530,036
                                    ------------  -----------   -----------  ------------  -----------   -----------  ------------
       Total investments...........    1,594,072    1,412,914       375,865        57,311       71,901         8,616       530,036
Contributions receivable...........       16,473       20,766         3,692         4,449        5,180           813
Dividends and interest receivable..
Other receivables..................                                                                                          7,614
                                    ------------  -----------   -----------  ------------  -----------   -----------  ------------
       Total assets................    1,610,545    1,433,680       379,557        61,760       77,081         9,429       537,650
                                    ------------  -----------   -----------  ------------  -----------   -----------  ------------

Net assets available for benefits.. $  1,610,545  $ 1,433,680   $   379,557  $     61,760  $    77,081   $     9,429  $    537,650
                                    ============  ===========   ===========  ============  ===========   ===========  ============

                     UNITED COMPANIES FINANCIAL CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                        STATEMENT OF NET ASSETS AVAILABLE
                 FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                                December 31, 1996

                                                                     SUPPLEMENTAL FUND INFORMATION
                                                   ---------------------------------------------------------------------------
                                                                     Tower                                           Stock
                                                      UCFC          Capital      Government      Guaranteed         Emphasis
                                                      Stock       Appreciation   Securities       Interest          Balanced
                                      Combined        Fund            Fund        Account          Account          Account
                                    ------------   -----------   -------------   -----------     ------------    -------------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................ $ 14,520,282   $14,520,282
   Equity Mutual Fund..............      760,785                 $     760,785
   Investment in The Principal
       General Fund Account........      641,719                                                 $    641,719
   Investment in The Principal
       Pooled Separate Accounts....    3,389,819                                 $   191,539                     $   887,105
   Participant loans...............      466,600
                                    ------------   -----------   -------------   -----------     ------------    -----------
       Total investments...........   19,779,205    14,520,282         760,785       191,539          641,719        887,105

Dividends and interest receivable..       42,793        42,793
                                    ------------   -----------   -------------   -----------     ------------    -----------
       Total assets................   19,821,998    14,563,075         760,785       191,539          641,719        887,105
                                    ------------   -----------   -------------   -----------     ------------    -----------

Net assets available for benefits.. $ 19,821,998   $14,563,075   $     760,785   $   191,539     $    641,719    $   887,105
                                    ============   ===========   =============   ===========     ============    ===========


                                                 SUPPLEMENTAL FUND INFORMATION
                                    -----------------------------------------------------
                                        Medium
                                       Company       Stock       Money-
                                        Blend      Index 500     market          Loan
                                       Account      Account      Account         Fund
                                    ------------  -----------   -----------  ------------
ASSETS

Investments at fair value:
   UCFC Common Stock;
       $2 par value................
   Equity Mutual Fund..............
   Investment in The Principal
       General Fund Account........
   Investment in The Principal
       Pooled Separate Accounts.... $  1,125,710  $   691,862   $   493,603
   Participant loans...............                                          $    466,600
                                    ------------  -----------   -----------  ------------
       Total investments...........    1,125,710      691,862       493,603       466,600

Dividends and interest receivable..
                                    ------------  -----------   -----------  ------------
       Total assets................    1,125,710      691,862       493,603       466,600
                                    ------------  -----------   -----------  ------------

Net assets available for benefits.. $  1,125,710  $   691,862   $   493,603  $    466,600
                                    ============  ===========   ===========  ============



                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
            AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1997

                                                                              SUPPLEMENTAL FUND INFORMATION
                                                      -----------------------------------------------------------------------
                                                                          Tower                                     Stock
                                                         UCFC            Capital      Government    Guaranteed     Emphasis
                                                         Stock        Appreciation    Securities     Interest      Balanced
                                        Combined          Fund             Fund        Account        Account       Account
                                      ------------    -------------   ------------  -------------   -----------   -----------
Net assets available for benefits -
   January 1, 1997.................   $ 19,821,998    $  14,563,075   $    760,785  $     191,539   $   641,719   $   887,105

Additions:
   Interest and dividend income....        373,428          185,854        114,862                      39,277

   Contributions
       Employee....................      3,251,457        1,475,930        201,602         31,821       141,981       237,637
       Employer....................      1,785,165        1,785,165
                                      ------------    -------------   ------------  -------------   -----------   -----------
          Total....................      5,036,622        3,261,095        201,602         31,821       141,981       237,637
                                      ------------    -------------   ------------  -------------   -----------   -----------
          Total additions..........      5,410,050        3,446,949        316,464         31,821       181,258       237,637
                                      ------------    -------------   ------------  -------------   -----------   -----------
Deductions:
   Net depreciation (appreciation)
       of investments..............      5,598,180        6,496,657       (100,478)       (19,429)                   (163,944)

   Administrative expenses.........         35,034           26,040                         2,973         1,212         1,155

   Distributions to participants...      2,600,518        1,433,231        117,601         23,847       204,325       153,673
                                      ------------    -------------   ------------  -------------   -----------   -----------
          Total deductions.........      8,233,732        7,955,928         17,123          7,391       205,537        (9,116)
                                      ------------    -------------   ------------  -------------   -----------   -----------

Net transfers between funds........                        (124,941)        (3,358)       (35,597)       (3,021)      (25,958)
                                      ------------    -------------   ------------  -------------   -----------   -----------

Net change in net assets
   available for benefits..........     (2,823,682)      (4,633,920)       295,983        (11,167)      (27,300)      220,795
                                      ------------    -------------   ------------  -------------   -----------   -----------

Net assets available for benefits -
   December 31, 1997...............   $ 16,998,316    $   9,929,155   $  1,056,768  $     180,372   $   614,419   $ 1,107,900
                                      ============    =============   ============  =============   ===========   ===========


                                                                    SUPPLEMENTAL FUND INFORMATION
                                     --------------------------------------------------------------------------------------------
                                        Medium                                  Small
                                       Company       Stock       Money-        Company     Internat'l       Real
                                        Blend       Index 500    market         Value         Stock        Estate         Loan
                                       Account       Account     Account       Account       Account       Account        Fund
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------
Net assets available for benefits -
   January 1, 1997.................  $ 1,125,710  $    691,862  $  493,603                                            $   466,600

Additions:                                                                                                                 33,435
   Interest and dividend income....

   Contributions
       Employee....................      469,519       514,426      63,056   $     52,669  $     56,149  $    6,667
       Employer....................
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------
          Total....................      469,519       514,426      63,056         52,669        56,149       6,667
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------
          Total additions..........      469,519       514,426      63,056         52,669        56,149       6,667        33,435
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------
Deductions:
   Net depreciation (appreciation)
       of investments..............     (320,706)     (274,391)    (21,257)           355         1,615        (242)

   Administrative expenses.........        1,461         1,172         948             29            44

   Distributions to participants...      268,049       104,870     209,046             10             5                    85,861
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------
          Total deductions.........      (51,196)     (168,349)    188,737            394         1,664        (242)       85,861
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------

Net transfers between funds........      (35,880)       59,043      11,635          9,485        22,596       2,520       123,476
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------

Net change in net assets
   available for benefits..........      484,835       741,818    (114,046)        61,760        77,081       9,429        71,050
                                     -----------  ------------  ----------   ------------  ------------  ----------   -----------

Net assets available for benefits -
   December 31, 1997...............  $ 1,610,545  $  1,433,680  $  379,557   $     61,760  $     77,081  $    9,429   $   537,650
                                     ===========  ============  ==========   ============  ============  ==========   ===========

                     UNITED COMPANIES FINANCIAL CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
            AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1996

                                                                            SUPPLEMENTAL FUND INFORMATION
                                                      ----------------------------------------------------------------------
                                                                          Tower                                      Stock
                                                         UCFC            Capital     Government      Guaranteed     Emphasis
                                                         Stock         Appreciation  Securities       Interest      Balanced
                                       Combined           Fund             Fund       Account         Account       Account
                                     ------------     ------------    -----------   ------------    -----------   ----------
Net assets available for benefits -
   January 1, 1996.................  $ 19,949,414     $ 15,171,591    $   805,655   $    216,357    $   549,366   $  845,693

Additions:
   Interest and dividend income....       404,058          165,331        172,900                        36,779

   Contributions
       Employee....................     2,427,897        1,338,405        116,492         66,042        123,088      186,544
       Employer....................     1,550,212        1,550,212
                                     ------------     ------------    -----------   ------------    -----------   ----------
          Total....................     3,978,109        2,888,617        116,492         66,042        123,088      186,544

Net appreciation
   of investments..................       918,327          463,963                         7,291                     132,238
                                     ------------     ------------    -----------   ------------    -----------   ----------
          Total additions..........     5,300,494        3,517,911        289,392         73,333        159,867      318,782
                                     ------------     ------------    -----------   ------------    -----------   ----------

Deductions:

   Administrative expenses.........        54,744           48,605                           494            994        1,042

   Distributions to
       participants................     5,373,166        4,027,547        277,472         31,965        114,401      237,722
                                     ------------     ------------    -----------   ------------    -----------   ----------
          Total deductions.........     5,427,910        4,076,152        277,472         32,459        115,395      238,764
                                     ------------     ------------    -----------   ------------    -----------   ----------

Net transfers between funds........                        (50,275)       (56,790)       (65,692)        47,881      (38,606)
                                     ------------     ------------    -----------   ------------    -----------   ----------

Net change in net assets
   available for benefits..........      (127,416)        (608,516)       (44,870)       (24,818)        92,353       41,412
                                     ------------     ------------    -----------   ------------    -----------   ----------

Net assets available for benefits -
   December 31, 1996...............  $ 19,821,998     $ 14,563,075    $   760,785   $    191,539    $   641,719   $  887,105
                                     ============     ============    ===========   ============    ===========   ==========


                                                          SUPPLEMENTAL FUND INFORMATION
                                             ---------------------------------------------------
                                                Medium
                                               Company       Stock       Money-
                                                Blend      Index 500     market          Loan
                                               Account      Account      Account         Fund
                                             -----------   ---------    ---------     ----------
Net assets available for benefits -
   January 1, 1996.................          $   853,497   $ 523,797    $  564,515    $  418,943

Additions:
   Interest and dividend income....                                                       29,048

   Contributions
       Employee....................              324,196     230,110       43,020
       Employer....................
                                             -----------   ---------    ---------     ----------
          Total....................              324,196     230,110       43,020

Net appreciation
   of investments..................              167,220     119,836       27,779
                                             -----------   ---------    ---------     ----------
          Total additions..........              491,416     349,946       70,799         29,048
                                             -----------   ---------    ---------     ----------

Deductions:

   Administrative expenses.........                1,321         841        1,447

   Distributions to
       participants................              173,720     135,186      286,813         88,340
                                             -----------   ---------    ---------     ----------
          Total deductions.........              175,041     136,027      288,260         88,340
                                             -----------   ---------    ---------     ----------

Net transfers between funds........              (44,162)    (45,854)     146,549        106,949
                                             -----------   ---------    ---------     ----------

Net change in net assets
   available for benefits..........              272,213     168,065      (70,912)        47,657
                                             -----------   ---------    ---------     ----------

Net assets available for benefits -
   December 31, 1996...............          $ 1,125,710   $ 691,862    $ 493,603     $  466,600
                                             ===========   =========    =========     ==========

                     UNITED COMPANIES FINANCIAL CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
            AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL FUND INFORMATION
                      For the year ended December 31, 1995

                                                                            SUPPLEMENTAL FUND INFORMATION
                                                    --------------------------------------------------------------------------
                                                                       Tower                                         Stock
                                                       UCFC           Capital       Government     Guaranteed       Emphasis
                                                       Stock        Appreciation    Securities      Interest        Balanced
                                       Combined        Fund             Fund         Account         Account         Account
                                     ------------   ------------    -----------   -------------   -------------    -----------
Net assets available for benefits -
   January 1, 1995.................  $ 11,409,528   $  7,888,354    $   693,229   $     171,361   $     286,209    $   514,317

Additions:
   Interest and dividend income....       210,633        129,473         23,145                          28,508

   Contributions
       Employee....................     1,856,665        936,352         73,359          52,774         121,550        206,513
       Employer....................     1,304,713      1,303,072                                          1,641
                                     ------------   ------------    -----------   -------------   -------------    -----------
          Total....................     3,161,378      2,239,424         73,359          52,774         123,191        206,513

Net appreciation
   of investments..................     8,377,400      7,662,010        157,523          40,326                        140,392
                                     ------------   ------------    -----------   -------------   -------------    -----------
          Total additions..........    11,749,411     10,030,907        254,027          93,100         151,699        346,905
                                     ------------   ------------    -----------   -------------   -------------    -----------

Deductions:

   Administrative expenses.........        40,223         29,169                            862             768            857

   Distributions to
       participants................     3,169,302      2,457,300         67,902          88,162          28,118         62,823
                                     ------------   ------------    -----------   -------------   -------------    -----------
          Total deductions.........     3,209,525      2,486,469         67,902          89,024          28,886         63,680
                                     ------------   ------------    -----------   -------------   -------------    -----------

Net transfers between funds........                     (261,201)       (73,699)         40,920         140,344         48,151
                                     ------------   ------------    -----------   -------------   -------------    -----------

Net change in net assets
   available for benefits..........     8,539,886      7,283,237        112,426          44,996         263,157        331,376
                                     ------------   ------------    -----------   -------------   -------------    -----------

Net assets available for benefits -
   December 31, 1995...............  $ 19,949,414   $ 15,171,591    $   805,655   $     216,357   $     549,366    $   845,693
                                     ============   ============    ===========   =============   =============    ===========

                                                                 SUPPLEMENTAL FUND INFORMATION
                                                    ------------------------------------------------------
                                                      Medium
                                                     Company          Stock        Money-
                                                      Blend          Index 500     market         Loan
                                                      Account         Account      Account        Fund
                                                   ------------     ----------   -----------   -----------
Net assets available for benefits -
   January 1, 1995.................                $    570,802     $  275,677   $   529,918   $   479,661

Additions:
   Interest and dividend income....                                                                 29,507

   Contributions
       Employee....................                     260,710        159,162        46,245
       Employer....................
                                                   ------------     ----------   -----------   -----------
          Total....................                     260,710        159,162        46,245

Net appreciation
   of investments..................                     200,361        126,410        50,378
                                                   ------------     ----------   -----------   -----------
          Total additions..........                     461,071        285,572        96,623        29,507
                                                   ------------     ----------   -----------   -----------

Deductions:

   Administrative expenses.........                         853            828         6,886

   Distributions to
       participants................                      63,505         68,900       265,581        67,011
                                                   ------------     ----------   -----------   -----------
          Total deductions.........                      64,358         69,728       272,467        67,011
                                                   ------------     ----------   -----------   -----------

Net transfers between funds........                    (114,018)        32,276       210,441       (23,214)
                                                   ------------     ----------   -----------   -----------


Net change in net assets
   available for benefits..........                     282,695        248,120        34,597       (60,718)
                                                   ------------     ----------   -----------   -----------

Net assets available for benefits -
   December 31, 1995...............                $    853,497     $  523,797   $   564,515   $   418,943
                                                   ============     ==========   ===========   ===========


                       See notes to financial statements.

                     UNITED COMPANIES FINANCIAL CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              The financial statements of the United Companies Financial Corporation Employees' Savings Plan (the "Plan") are prepared on the accrual basis. Investments are reported at fair value by reference to market prices on the valuation date when available, with the exception of participant loans which are valued at cost, which approximates fair value.

2.    ELIGIBILITY, CONTRIBUTIONS AND INVESTMENT PROGRAMS

              The following description of the Plan's provisions provides general information regarding eligibility, contributions and investment programs. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

              Employees are eligible to participate in the Plan provided they have completed one year of service and have attained the age of twenty-one prior to the election date. The employee must complete 1,000 hours of service during the one year waiting period to participate in the Plan. Effective July 1, 1998, employees are eligible to participate in the Plan provided they have completed six months of service and have attained the age of twenty-one prior to the election date. For the years ended December 31, 1997, 1996 and 1995, United Companies Financial Corporation ("UCFC") provided matching contributions of 100% of the participant's contribution up to 5% of the participant's salary. Salary for purposes of the Plan is limited to $150,000 for any Plan year, adjusted for cost of living increases. The matching employer contributions are invested in UCFC stock.

              Participants are 100% vested in employee contributions ("elective deferrals") and earnings thereon. Vesting in the employer contributions and earnings thereon is based on years of service. Participants generally have no vesting rights until completion of five (5) years of service with the Company at which time they will become 100% vested in employer matching contributions. The non-vested portion of a participant's account will be forfeited upon distribution of the participant's vested portion or incurring 5 consecutive one-year breaks in service. Amounts forfeited may be used to reduce the employer contributions or pay administrative expenses.

              Employee contributions are supplemented by the matching employer contributions, and the employee contributions are invested as directed by the participant in one or more of the following eleven funds:

              (a) UCFC Stock Fund -- Contributions to this fund are invested primarily in $2 par value common stock of United Companies Financial Corporation.

              (b) Tower Capital Appreciation Fund -- Contributions to this fund are invested primarily in a professionally managed and diversified portfolio of common stocks of high quality companies.

              (c) Government Securities Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in obligations issued or guaranteed by the U.S. Government or its agencies. Effective July 1, 1997, contributions and transfers into the Government Securities Account were not accepted.

              (d) Guaranteed Interest Account -- Contributions to this fund are invested in the general account of Principal Mutual Life Insurance Company at a guaranteed interest rate for a specified period of time.

              (e) Stock Emphasis Balanced Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

              (f) Medium Company Blend Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in common stocks of medium sized companies that are anticipated to generate long term capital growth.

              (g) Stock Index 500 Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in the common stock of those companies included in the Standard & Poor's 500 Stock Index.

              (h) Money-market Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in money market instruments.

              (i) Small Company Value Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in common stocks of small companies that are evaluated as being under valued at the time of purchase.

              (j) International Stock Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in common stocks of corporations located outside the United States, and occasionally in preferred stocks or convertible bonds of these corporations. Account assets may also be invested in U.S. or non-U.S. securities other than stocks or retained in cash.

              (k) Real Estate Account -- Contributions to this fund are invested in pooled separate accounts of Principal Mutual Life Insurance Company, primarily in owned commercial property. Effective July 1, 1998, contributions and transfers into the Real Estate Account will not be accepted.

              Investment options (c), (e), (f), (g), (h), (i), (j) and (k) are offered through a pooled separate account, The Principal Pooled Separate Accounts, and are classified as such in the statement of net assets available for benefits. Effective July 1, 1998, the following four investment options will be added to the Plan: Vanguard Bond Index Total Bond Market Fund, Vanguard Windsor II, Principal Large Company Growth Account and T. Rowe Price Mid-Cap Growth Fund.

              The Plan allows participants to borrow from the Plan in amounts up to 50% of each participant's vested interest in the Plan. Participant loans are considered another investment option of the Plan and require the approval of the Plan Administrator. Loan payments, including principal and interest, must be made no less frequently than quarterly, with level amortization over the term of the loan. The maximum loan term is 5 years.

3.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

              The following is a reconciliation of net assets available for benefits as reflected in the financial statements to Form 5500:

                                                                          December 31,
                                                            -----------------------------------------
                                                                 1997                       1996
                                                            --------------            ---------------
Net assets available for benefits
      per the financial statements........................  $   16,998,316            $    19,821,998

Accrued dividend income...................................         (48,650)                   (42,793)
                                                            --------------            ---------------

Net assets available for benefits
      per Form 5500.......................................  $   16,949,666            $    19,779,205
                                                            ==============            ===============

         The following is a reconciliation of changes in net assets according to the financial statements to Form 5500:

                                                               Year Ended
                                                              December 31,
                                                                  1997
                                                            ----------------
Changes in net assets
        per the financial statements......................  $    (2,823,682)

Add:    Accrued dividend income,
           December 31, 1996..............................           42,793

Less:   Accrued dividend income
           December 31, 1997..............................          (48,650)
                                                            ---------------

Changes in net assets
        per Form 5500.....................................  $    (2,829,539)
                                                            ===============

4.      INCOME TAXES

        A determination letter dated August 10, 1988 has been received from the Internal Revenue Service to the effect that the Plan as currently in effect is qualified as to form under Section 401(a) of the Code; the trust is exempt from Federal income tax under Section 501(a) of the Code; and employer contributions paid to the trust under the Plan will be allowable to the Employer as Federal income tax deductions subject to the conditions and limitations of Section 404 of the Code. It is intended that the Plan, as modified by the provisions of the Tax Reform Act of 1986, will continue to meet the requirements of Section 401(a) of the Code. Accordingly, no provisions for Federal income taxes have been made in the accompanying financial statements.

5.      OTHER

        The following represents investments in excess of 5 percent of the current value of net assets available for benefits as of December 31, 1997 and 1996:

                                                                     December 31,
Investment                                                               1997
----------                                                        ------------------
UCFC Common Stock                                                 $        9,566,312

Medium Company Blend Account                                      $        1,594,072

Stock Index 500 Account                                           $        1,412,914

Stock Emphasis Balanced Account                                   $        1,098,704

Tower Capital Appreciation Fund                                   $        1,048,450

                                                                     December 31,
Investment                                                               1996
----------                                                        ------------------
UCFC Common Stock                                                 $       14,520,282

Medium Company Blend Account                                      $        1,125,710

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997


           IDENTITY                         DESCRIPTION                                             CURRENT
           OF ISSUE                        OF INVESTMENT                        COST                 VALUE
     ------------------------       --------------------------------       ---------------      ---------------
*    United Companies               United Companies
     Financial Corporation          Financial Corporation,
                                    $2 par value common stock,
                                    617,181.4  shares                      $    11,180,210      $     9,566,312

     Hibernia National Bank         Tower Capital Appreciation Fund                846,258            1,048,450


     Principal Mutual               Guaranteed Interest Account                    608,515              608,485
     Life Insurance Company

     Principal Mutual               Pooled Separate Accounts                     3,507,259            4,799,755
     Life Insurance Company


     Participant Loans              Range of Interest Rates
                                    From 6.5% to 12.0%                                   0              530,036
                                                                           ---------------      ---------------
                                                                           $    16,142,242      $    16,553,038
                                                                           ===============      ===============


*Denotes "Exempt related party transaction".

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
DECEMBER 31, 1997

            Description of Loan                       Amount Received                             Amount
---------------------------------------------           During 1997          Unpaid               Overdue
  Loan     Maturity      Interest  Collateral       -------------------      Balance       ----------------------
  Date       Date          Rate      Amount         Principal  Interest    at 12/31/97     Principal    Interest
--------   --------       ------   ----------       ---------  --------    -----------     ----------  ----------
 12/31/95   5/11/97        9.75%   $   1,200            0         0        $       407     $      407  $         7

  7/31/95   5/11/97       10.00%   $   1,000            0         0        $       894     $      894  $        87

UNITED COMPANIES FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                    Total Price
                                                                        at
    Identity of                    Description                      Transaction      Number of          Net
   Party Involved                    of Asset                          Date         Transactions        Gain
-------------------------      ------------------------            -------------   --------------    -----------
Purchase Transactions
---------------------
United Companies                United Companies
Financial Corporation           Financial Corporation,
                                $2 par value
                                common stock                     $   4,082,510               165
                                                                 =============    ==============

Hibernia National Bank          Tower Capital
                                Appreciation Fund                $   1,256,317                78
                                                                 =============    ==============

Selling Transactions
--------------------
United Companies                United Companies
Financial Corporation           Financial Corporation
                                $2 par value
                                Common Stock                     $   2,535,152               145    $  1,122,076
                                                                 =============    ==============    ============


Hibernia National Bank          Tower Capital
                                Appreciation Fund                $   1,081,065                47    $    164,430
                                                                 =============    ==============    ============

                                    SIGNATURE


   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the United Companies Financial Corporation Employees' Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  UNITED COMPANIES FINANCIAL CORPORATION
                                  EMPLOYEES' SAVINGS PLAN



                                  By: /s/  JESSE O. GRIFFIN
                                      ----------------------------------------
                                      Jesse O. Griffin
                                      Sr. Vice President and Director
                                      of Accounting Services

Date: June 22, 1998

                                INDEX TO EXHIBITS

EXHIBIT
NO.                   DESCRIPTION
---------------------------------
23                    Independent Auditors' Consent